6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      NASDAQ: CRME      TSX: COM

CARDIOME REPORTS ADDITIONAL PHASE 1 TRIAL DATA FOR ORAL RSD1235

Vancouver, Canada, May 5, 2006 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported additional results, including QT data, from a Phase 1 study for RSD1235 (oral) for the prevention of recurrence of atrial fibrillation. Initial results from this study were announced in a press release dated August 31, 2005.

The study’s trial design tested tolerability and pharmacokinetics of RSD1235 (oral) with repeat oral dosing in healthy volunteers. Orally-administered RSD1235 was found to be safe and well-tolerated across all dose levels. Dose proportional increases in plasma levels of RSD1235 were seen with steady state plasma levels reached within 3-4 days. The maximum dose given for 7 days was 900mg twice daily (1,800mg/day), yielding blood levels of RSD1235 approaching peak blood levels seen in IV dosing. The formulation provided sustained blood levels of drug over an interval deemed suitable for chronic-use oral therapy. No clinically relevant changes were found in clinical laboratory, vital signs or ECG measurements, and there were no serious adverse events.

QT interval is a measure of the time required for depolarization and repolarization of the heart for each heartbeat. Prolongation of the QT interval can be associated with life-threatening drug-induced side effects such as Torsades de Pointes, and has traditionally presented a significant challenge for antiarrhythmic therapy. QT interval was not significantly changed when measured at maximal plasma levels (Cmax) following 7 days of treatment with RSD1235 (oral).

Dose	QT at Baseline	QT at Cmax*
300mg b.i.d.	396 +/- 25 msec	394 +/- 13 msec
600mg b.i.d.	402 +/- 19 msec	405 +/- 18 msec
900mg b.i.d.	413 +/- 19 msec	408 +/- 25 msec

* Approximate time of Cmax on Day 7 (2 hours after dosing)

Cardiome expects the data from this study to be presented at a future scientific conference.

A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD1235 over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. It is expected that the majority of patients enrolled will have experienced atrial fibrillation for greater than 30 days and less than 180 days in duration. The study will enroll approximately 180 patients across 75 centres in Canada, U.S. and Europe. Interim results from the study for the 300mg dosing group are expected in mid-2006. Final results including data from a 600 mg twice daily dose in the second stage will be available by the end of 2006. Cardiome anticipates initiating a Phase 2b study of oral RSD1235 in the second half of 2006.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. A New Drug Application (NDA) for RSD1235 (iv) was submitted to the U.S. Food and Drug Administration in March 2006. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.

RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD 1235 (iv) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD 1235 (iv) and RSD (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.